Trinity Mirror plc

12g3-2(b)

06014961

26 June 2006

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC MAIL RECEIVED JUL 0 6 2006 WASH, D.C. 151

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

7/10

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Trinity Mirror PLC	Holding(s) in Company		10:11 23 Jun 06		

Full Announcement Text

The Company has today received notification from Deutsche Bank AG that they, together with their subsidiary companies, have a notifiable interest in 11,803,244 Trinity Mirror plc Ordinary Shares (previously 8,838,451), representing 4.027% of the issued share capital (previously 3.016%).

END

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